Exhibit 99.3

For immediate release

LION ELECTRIC ANNOUNCES SECOND QUARTER 2021 RESULTS

MONTREAL, QUEBEC—August 13, 2021 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the second quarter of fiscal year 2021, which ended on June 30, 2021. Lion reports in U.S. dollars and in accordance with IFRS.

Q2 2021 HIGHLIGHTS

•	Delivery of 61 vehicles, a significant increase, as compared to the 22 delivered in the same period last year.

•	Revenue of $16.7 million, up $10.6 million, as compared to $6.1 million in Q2 2020.

•	Gross profit of $0.9 million, down $0.1 million, as compared to $1.0 million in Q2 2020.

•

Administrative expenses of $50.0 million, up $48.9 million as compared to $1.1 million in Q2 2020, primarily as a result of significant increase in non-cash share-based compensation of $44.5 million, an increase in expenses reflecting Lion’s transition to being a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

•

Selling expenses of $13.3 million, up $12.5 million, as compared to $0.9 million in Q2 2020, primarily as a result of significant increase in non-cash share-based compensation of $10.0 million, the expansion of Lion’s salesforce, as well as an increase in expenses associated with Lion’s Experience Centers.

•

Net Loss of $178.5 million in Q2 2021 as compared to a net loss of $1.3 million in Q2 2020. The net loss for Q2 2021 includes $167.7 million related to non-cash share-based compensation, non-cash increase in the fair value of share warrant obligations, and transaction costs.

•

Adjusted EBITDA[1] of negative $5.5 million, as compared to negative $0.1 million in Q2 2020, after adjusting for certain non-cash and non-recurring items such as change in fair value of share warrant obligations, share-based compensation, transaction costs and other non-recurring expenses.

•	Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $10.7 million, up $8.2 million, as compared to $2.5 million in Q2 2020.

•	At June 30, 2021, Lion had $364.3 million in cash, with an additional borrowing capacity of up to $100 million added on August 11, 2021.

BUSINESS UPDATES

•	400+ vehicles on the road, with approximately 8 million miles driven.

•

Vehicle order book[1] of 965 all-electric medium- and heavy-duty urban vehicles as of August 12th, 2021, consisting of 262 trucks and 703 buses, representing a combined total order value of over $280 million.

•	LionEnergy order book[1] of 73 charging stations as of August 12th, 2021, representing a combined total order value of approximately $1.0 million.

•	Initial truck orders from notable new clients such as: Green Mountain Power, Day & Ross, Zūm, and Casella Waste Systems.

[1]	See “Non-IFRS Measures and Other Performance Metrics” section of this press release

•

The order book also includes a new order from Amazon for 15 Lion8 Tractor trucks, a new order from Zūm Services Inc. for 30 LionA school buses, and a repeat purchase order for 35 LionC buses from the Prince Edward Island provincial government.

•	Significant progress in recruitment, with total company headcount of approximately 900 employees as of the date hereof, along with key strategic hires.

•	4 new Experience Centers expected to be in operation during the second half of the year.

•

Approximately 80% completion in the construction of the shell building of the 900,000 square-foot Joliet, Illinois manufacturing facility, with vehicle production expected to begin in the second half of 2022; Colliers International retained as construction project manager and Merkur retained as advisors to assist with global project planning as well as for the selection and commissioning of production equipment.

•

Formal announcement of the YMX International Aerocity of Mirabel, Quebec as the site selected for the construction of the Company’s battery plant and innovation center; initiation of the preliminary work (geotechnical and environmental analysis, as well as permitting) and JR Automation, a Hitachi company, retained for battery manufacturing automation and equipment selection. We have also retained Pomerleau, a flagship corporation in the Canadian construction industry, as project manager and general contractor for the construction of the battery plant and innovation center.

•

Entered into a new credit agreement with a syndicate of lenders providing for a committed revolving credit facility in the maximum principal amount of $100 million, to be used for working capital, capital expenditure requirements and general corporate purposes.

“We are pleased with our Q2 2021 performance, as we continue to execute on our growth strategy in a timely manner. We have very strong momentum in client dialogue and focus our efforts on generating purchase orders and delivering our purpose-built vehicles that meet the needs of our growing customer base. Various levels of governments across North America are sending strong signals to support transport electrification, resulting in an increased unprecedented interest from both our public and private clients. This bodes well for our long-term growth,” commented Marc Bedard, CEO – Founder of Lion. “On the operational front, we are advancing the development and commercialization of new platforms and are on track to launch 8 new vehicles by the end of 2022, for a total of 15 models. In parallel, we have made significant progress on our two plant projects and are on-track for the first vehicles to be produced from our Joliet, Illinois manufacturing plant in the second half of 2022, and for the initial battery production at our battery plant in the same timeframe,” concluded Marc Bedard.

CHANGES TO THE BOARD OF DIRECTORS AND MANAGEMENT TEAM AND UPDATE ON COMPANY HEADCOUNT

Board of Directors

Mr. Lorenzo Roccia, Chairman of Transatlantic Holdings, an international financial holding company, has been appointed to the Board of Directors of Lion as an independent Director. Mr. Roccia is a Founder & Chairman of Transatlantic Power Holdings and Non-Executive Director of Skyline Renewables, one of the leading independent renewable energy companies in the US with over 1GW+ of wind and solar assets.

Management Team

The Company announced the appointment of Nathalie Giroux as Vice President, Chief People Officer. In her role, Ms. Giroux will help oversee the development and promotion of best practices in human resources management, operations, organizational development, talent management and talent acquisition.

Company Headcount

As of August 12, 2021, Lion had approximately 900 employees, of which approximately 270 were in its Engineering and R&D departments.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS

Revenues

For the three months ended June 30, 2021, revenues amounted to $16.7 million, an increase of $10.6 million, or 175%, compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 39 units, from 22 units for the three months ended June 30, 2020 to 61 units (48 school buses and 13 trucks; 41 vehicles in Canada and 20 vehicles in the U.S.) for the three months ended June 30, 2021.

For the six months ended June 30, 2021, revenues amounted to $22.9 million, an increase of $15.6 million or 214% compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 61 units, from 24 units for the six months ended June 30, 2020, to 85 units (66 school buses and 19 trucks; 63 vehicles in Canada and 22 vehicles in the U.S.) for the six months ended June 30, 2021.

Cost of Sales

For the three and six months ended June 30, 2021, cost of sales amounted to $15.8 million and $23.8 million, respectively. They increased by $10.8 million and $16.5 million, respectively, compared to the corresponding periods in the prior year. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of the increase in the cost of raw materials in components used to manufacture Lion’s products.

Gross Profit

For the three months ended June 30, 2021, gross profit decreased by $0.1 million, from $1.0 million (17.3% of revenues) for the three months ended June 30, 2020, to $0.9 million (5.4% of revenues) for the three months ended June 30, 2021. For the six months ended June 30, 2021, gross profit decreased by $0.9 million (to negative $0.9 million) compared to the corresponding period in the prior year. The decrease for both periods is primarily due to the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of the increase in the cost of raw materials in components used to manufacture Lion’s products, partially offset by the positive gross profit impact of increased sales volumes.

Administrative Expenses

For the three months ended June 30, 2021, administrative expenses increased by $48.9 million, from $1.1 million for the three months ended June 30, 2020, to $50.0 million for the three months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $44.5 million, as well as an increase in expenses reflecting Lion’s transition to being a public company and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

For the six months ended June 30, 2021, administrative expenses increased by $54.4 million, from $1.9 million for the six months ended June 30, 2020, to $56.3 million for the six months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $47.4 million, as well as an increase in expenses reflecting Lion’s transition to being a public company and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business.

Selling Expenses

For the three months ended June 30, 2021, selling expenses increased by $12.5 million, from $0.9 million for the three months ended June 30, 2020, to $13.3 million for the three months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $10.0 million, as well as to Lion expanding its sales force, and to an increase in expenses associated with Experience Centers.

For the six months ended June 30, 2021, selling expenses increased by $15.3 million, from $2.5 million for the six months ended June 30, 2020, to $17.7 million for the six months ended June 30, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $12.1 million as well as to Lion expanding its sales force, and an increase in expenses associated with Experience Centers.

Transaction costs

Transaction costs of $13.7 million for the three and six months ended June 30, 2021, were related to the completion of Lion’s business combination with Northern Genesis Acquisition Corp (the “Business Combination”) and were mainly composed of legal, banking, and other professional fees.

Finance Costs

For the three and six months ended June 30, 2021, finance costs increased by $1.1 million and $3.1 million, respectively, compared to the corresponding periods in the prior year. The increase was driven primarily by an increase in borrowing costs due to an increase in the amount of average debt outstanding and an increase in interest expense on convertible debt instruments, partially offset by lower accretion expense on retractable common shares. These costs were incurred up until the respective repayments or reclassification to common shares of these related debts, which occurred on May 6, 2021, as part of the closing of the Business Combination. The increase was also driven by an increase in interest accretion related to lease liabilities from new Lion Experience Center openings.

Foreign Exchange Loss (Gain)

Foreign exchange losses and gains for all periods presented relate primarily to the revaluation of net monetary assets denominated in foreign currencies. Foreign exchange loss (gain) for the three and six months ended June 30, 2021, decreased by $1.6 million and $1.1 million respectively, compared to the corresponding periods in the prior year, largely as a result of a strengthening of the Canadian dollar relative to the U.S. dollar during such periods of 2021, as compared to the comparative periods of 2020.

Change in Fair Value of Share Warrant Obligations

Change in fair value of share warrant obligations increased from nil for the three and six months ended June 31, 2020 (as no warrants had been issued), to losses of $99.3 million and $99.2 million, respectively, for the three and six months ended June 30, 2021. The losses for the three and six months ended June 30, 2021, were related to the warrants issued to a customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and resulted mainly from the increased fair value of Lion equity as compared to the previous valuations.

Net Loss

The net loss incurred for the three and six months ended June 30, 2021, was largely due to higher administrative and selling expenses (including share-based compensation), increase in the fair value of share warrant obligations, and transaction costs.

CONFERENCE CALL

A conference call and webcast will be held on August 13, 2021, at 8:30 a.m. (Eastern Time) to discuss the results.

To participate in the conference call, dial (236) 714-3941 or (833) 329-1697 (toll free). A live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentation” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.

FINANCIAL REPORT

This release incorporates by reference our 2021 second quarter financial report, including the unaudited interim consolidated financial statements of the Company as at and for the quarter ended June 30, 2021, and related MD&A, which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three and six months ended June 30, 2021 and 2020

(Unaudited, in US dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Revenue	16,688,939	6,077,475	22,914,417	7,305,914
Cost of sales	15,789,144	5,028,540	23,821,445	7,313,216

Gross profit	899,795	1,048,935	(907,028)	(7,302)

Administrative expenses	50,002,162	1,145,563	56,272,131	1,906,316
Selling expenses	13,338,268	858,987	17,721,847	2,465,850
Transaction costs	13,654,851	—	13,654,851	—

Operating loss	(76,095,486)	(955,615)	(88,555,857)	(4,379,468)

Finance costs	3,001,634	1,885,023	6,909,024	3,764,523
Foreign exchange loss (gain)	102,562	(1,517,003)	(76,091)	(1,151,077)
Change in fair value of share warrant obligations	99,290,459	—	99,215,214	—

Net loss for the period	(178,490,141)	(1,323,635)	(194,604,004)	(6,992,914)

Other comprehensive loss
Item that will be subsequently reclassified to net loss
Foreign currency translation adjustment	(3,144,116)	(40,899)	(4,446,583)	(153,139)

Comprehensive loss for the period	(181,634,257)	(1,364,534)	(199,050,587)	(7,146,053)

Loss per share
Basic loss per share	(1.13)	(0.01)	(1.45)	(0.06)

Diluted loss per share	(1.13)	(0.01)	(1.45)	(0.06)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2021 and December 31, 2020

(Unaudited, in US dollars)

	June 30, 2021	December 31, 2020
	$	$
ASSETS
Current
Cash	364,304,209	—
Inventories	59,516,565	38,073,303
Accounts receivable	26,220,690	18,505,072
Prepaid expenses	6,044,395	1,078,148

Current assets	456,085,859	57,656,523

Non-current
Property, plant and equipment	9,338,550	5,446,807
Right-of-use assets	10,730,563	7,498,724
Intangible assets	60,982,970	42,090,843
Contract asset	14,436,062	14,327,709

Non-current assets	95,488,145	69,364,083

Total assets	551,574,004	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness	10,890,591	28,733,983
Trade and other payables	27,337,222	12,404,614
Current portion of share-based compensation liability	—	35,573,558
Current portion of long-term debt	2,825,984	26,699,276
Current portion of lease liabilities	2,436,053	1,814,635

Current liabilities	43,489,850	105,226,066

Non-current
Share-based compensation liability	—	35,126,025
Long-term debt	79,001	118,539
Convertible debt instruments	—	18,866,890
Lease liabilities	8,459,429	5,904,473
Share warrant obligations	297,439,350	31,549,033
Common shares, retractable	—	25,855,509

Non-current liabilities	305,977,780	117,420,469

Total liabilities	349,467,630	222,646,535

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	397,559,231	32,562,541
Conversion options on convertible debt instruments, net of tax	—	1,472,520
Contributed surplus	133,258,720	—
Deficit	(321,034,410)	(126,430,406)
Cumulative translation adjustment	(7,677,167)	(3,230,584)

Total equity (deficiency)	202,106,374	(95,625,929)

Total equity (deficiency) and liabilities	551,574,004	127,020,606

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2021 and 2020

(Unaudited, in US Dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(178,490,141)	(1,323,635)	(194,604,004)	(6,992,914)
Non-cash items:
Amortization – property, plant and equipment	382,875	143,565	674,267	253,682
Amortization – right-of-use assets	631,532	349,338	1,089,101	689,809
Amortization – intangible assets	249,540	60,022	484,389	94,975
Amortization – contract asset	284,625	—	284,625	—
Stock-based compensation	54,799,496	285,041	60,004,848	536,084
Accretion expense on common shares, retractable	415,850	1,182,254	2,031,863	2,378,675
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights	133,724	200,979	286,844	409,697
Accretion expense on convertible debt instruments	1,705,883	76,893	2,503,097	101,781
Change in fair value of share warrant obligation	99,290,459	—	99,215,214	—
Unrealized foreign exchange loss (gain)	(398,443)	(144,703)	(434,369)	182,986
Net change in non-cash working capital items	(19,658,089)	(3,739,952)	(22,252,943)	(6,055,590)

Cash flows used in operating activities	(40,652,689)	(2,910,198)	(50,717,068)	(8,400,815)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(3,284,824)	(428,793)	(4,396,723)	(1,297,581)
Acquisition of intangible assets	(10,716,772)	(2,497,201)	(17,166,957)	(5,277,815)
Government assistance related to intangible assets	1,321,125	—	1,777,315	1,222,987

Cash flows used in investing activities	(12,680,471)	(2,925,994)	(19,786,365)	(5,352,409)

FINANCING ACTIVITIES
Net change in credit facilities	(21,239,925)	(347,431)	(16,262,610)	5,123,848
Repayment of loans on research and development tax credits and subsidies receivable	—	—	(2,745,712)	—
Increase in long-term debt	—	7,185,361	15,775,473	7,185,361
Repayment of long-term debt	(41,035,572)	(652,719)	(41,405,598)	(1,338,707)
Repayment of convertible debt instruments	(23,903,068)	—	(23,903,068)	—
Payment of lease liabilities	(582,250)	(308,851)	(1,029,975)	(524,484)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	—	—	3,671,299
Proceeds from issuance of shares through private placement, net of issuance costs	197,651,681	—	197,651,681	—
Proceeds from the issuance of shares through exercise of stock options	54,394	—	54,394	—
Proceeds from issuance of shares through business combination transaction	308,232,870	—	308,232,870	—

Cash flows from financing activities	419,178,130	5,876,360	436,367,455	14,117,317

Effect of exchange rate changes on cash held in foreign currency	(1,406,691)	(178,942)	(1,468,737)	(200,643)

Net increase (decrease) in cash	364,438,279	(138,774)	364,395,285	163,450
Cash (bank overdraft), beginning of period	(134,070)	134,116	(91,076)	(168,108)

Cash (bank overdraft), end of period	364,304,209	(4,658)	364,304,209	(4,658)

Other information on cash flows related to operating activities:
Income taxes paid	—	—	—	—
Interest paid	2,950,374	400,907	4,000,843	790,948
Interest paid under lease liabilities	107,732	64,928	189,605	130,952

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS

This press release makes reference to certain non-IFRS measures, including Adjusted EBITDA and other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange loss (gain) and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

This press release also makes reference to the Company’s order book with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 entitled “Caution Regarding Forward-Looking Statements” and section 10.0 entitled “Order Book” of the Company’s MD&A.

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should review the reconciliation of net earnings (loss) to Adjusted EBITDA presented by the Company under the section entitled “Reconciliation of Adjusted EBITDA” of section 13.0 of the Company’s MD&A, and not rely on any single financial measure to evaluate Lion’s business.

RECONCILIATION OF ADJUSTED EBITDA

The following table reconciles net loss to Adjusted EBITDA for the three and six months ended June 30, 2021, and 2020:

	Unaudited - three month ended June 30,		Unaudited - six month ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Revenue	$16,689	$6,077	$22,914	$7,306
Net loss	($178,490)	($1,324)	($194,604)	($6,993)
Finance costs	3,002	1,885	6,909	3,765
Depreciation and amortization	1,265	553	2,249	1,042
Share-based compensation(1)	54,799	285	60,004	531
Change in fair value of share warrant obligations(2)	99,290	—	99,215	—
Foreign exchange loss (gain)(3)	103	(1,517)	(76)	(1,151)
Transaction and other non-recurring expenses(4)	14,506	—	14,916	21
Income tax expense	—	—	—	—

Adjusted EBITDA	($5,525)	($118)	($11,387)	($2,785)

(1)

Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 10 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021, and 2020.

(2)

Represents non-cash change in the fair value of the share warrant obligations as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021, and 2020.

(3)	Represents non-cash losses (gains) relating to foreign exchange translation.

(4)

Represents non-recurring transaction costs related to the business combination which was completed on May 6, 2021, as described in note 5 to the unaudited condensed interim consolidated financial statements as at and for three and six months ended June 30, 2021 and 2020, and professional fees related to the acquisition of dealership rights and other professional fees, including as it relates to financing transactions, recruiting of senior management and other non-recurring items included in administrative expenses in the unaudited condensed interim consolidated statement of loss for the three and six months ended June 30, 2021, and 2020

Adjusted EBITDA for the three and six months ended June 30, 2021 also includes an expense of $0.7 million relating to the procurement of D&O insurance on terms reflecting the public company status of Lion, which is materially higher than the expense incurred in prior periods when the company was a private company.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure any required additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants and varying rates of vaccination amongst various countries; Lion’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; Lion’s reliance on key management and any inability to attract and/or retain key personnel; Lion’s inability to execute its growth strategy; Any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion’s products; Lion’s reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; Lion’s inability to maintain its competitive position; Lion’s inability to reduce its costs of supply over time; any inability to maintain and enhance Lion’s reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls;

any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled “Risk Factors” in the Company’s final prospectus dated May 5, 2021 (the “Canadian Prospectus”) filed with the Autorité des marchés financiers (the “AMF”) and the registration statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) and declared effective on June 14, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACTS

MEDIA

Patrick Gervais

Vice President of Marketing and Communications

Patrick.Gervais@thelionelectric.com

514-992-1060

INVESTORS

Isabelle Adjahi

Vice President, Investor Relations and Sustainable Development

Isabelle.Adjahi@thelionelectric.com

450-432-5466, extension 171